Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AXONICS MODULATION TECHNOLOGIES, INC.

a Delaware corporation

Axonics Modulation Technologies, Inc., a Delaware corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendments to the Fourth Amended and Restated Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State of the State on April 28, 2017, and as amended on August 3, 2017 and February 1, 2018 (the “Certificate of Incorporation”), directing that said amendments be submitted to the stockholders of the Corporation for consideration. The resolutions setting forth the proposed amendments are as follows:

RESOLVED FURTHER, that Section A of Article 4 of the Certificate of Incorporation be amended in its entirety to read as follows:

“A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 29,785,981 shares, of which 17,500,000 shares shall be Common Stock, $0.0001 par value per share, and 12,285,981 shares shall be Preferred Stock, $0.0001 par value per share, of which 1,030,000 shares shall be designated “Series A Preferred Stock,” 2,529,862 shares shall be designated “Series B-1 Preferred Stock,” 2,537,231 shares shall be designated “Series B-2 Preferred Stock,” and 6,188,888 shares shall be designated “Series C Preferred Stock.”

RESOLVED FURTHER, that Section C(3)(b) of Article 4 of the Certificate of Incorporation be amended in its entirety to read as follows:

“(b) The Board of Directors shall consist of seven (7) members. Notwithstanding the provisions of Section 3(a) above, at each annual or special meeting called, or pursuant to each written consent, for the purpose of electing directors (i) the holders of Series A Preferred Stock, voting as a separate class, shall be entitled to elect two (2) members of the Board of Directors, (ii) the holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Board of Directors, (iii) the holders of Series B-1 Preferred Stock and Series B-2 Preferred Stock voting together as a separate class shall be entitled to elect one (1) member of the Board of Directors, (iv) the holders of Series C Preferred Stock, voting as a separate class, shall be entitled to elect two (2) members of the Board of Directors, and (v) the remaining director shall be elected jointly by the holders of two-thirds (2/3) in voting power of the Preferred Stock and the holders of a majority in voting power of the Common Stock, each voting as a separate class. The provisions of this Section 3(b) shall expire and be of no further force or effect upon conversion of all outstanding shares of Preferred Stock into Common Stock pursuant to the provisions of Section 4 hereof. In the case of any vacancy in the office of a director elected by a specified group of stockholders, a successor shall be elected to hold office for the unexpired term of such director by the affirmative vote of a majority (or as otherwise provided by applicable law) of the shares of such specified group given at a special meeting of such stockholders duly called or by an action by written consent for that purpose. Any director who shall have been elected by a specified group of stockholders may be removed during the aforesaid term of office, either for or without cause, by, and only by, the affirmative vote of the holders of a majority (or as otherwise provided by applicable law) of the shares of such specified group, given at a special meeting of such stockholders duly called or by an action by written consent for that purpose, and any such vacancy thereby created may be filled by the vote of the holders of a majority of the shares of such specified group represented at such meeting or in such consent.”

RESOLVED FURTHER, that Section C(4)(a)(i) of Article 4 of the Certificate of Incorporation be amended in its entirety to read as follows:

“(i) Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the filing date of this Fourth Amended and Restated Certificate of Incorporation (the ‘Filing Date’), at the office of the Corporation or any transfer agent for such share, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Series A Purchase Price by the Series A Conversion Price (as defined below), determined as hereinafter provided, each as in effect on the date of effective conversion pursuant to Section 4(c) herein. The “Series A Conversion Price” per share of Series A Preferred Stock shall be $10.36, after giving effect to the issuance of 6,122,222 shares of Series C Preferred Stock and shall be subject to adjustment as set forth in Section 4(d) herein.”

RESOLVED FURTHER, that Section C(4)(b) of Article 4 of the Certificate of Incorporation be amended in its entirety to read as follows:

“(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective and applicable Conversion Price as provided in Section 4(a) above, immediately upon (i) the closing of a firm commitment underwritten public offering of Common Stock registered under the Securities Act of 1933, as amended (the “Securities Act”), but not including any registration relating solely to a transaction under Rule 145 of the Securities Act or to an employee benefit plan of the Corporation, with aggregate gross proceeds of at least $50,000,000 (before deduction of underwriters commissions and expenses), a per share price equal to at least $18.00 (as adjusted for stock splits, combinations, stock dividends, recapitalizations and the like) and the listing of the Common Stock on an United States securities exchange (a “Qualified IPO”), or (ii) upon the election of the holders of more than two-thirds (2/3) of the outstanding shares of Preferred Stock, voting together as a single class on an as-if converted basis (calculated assuming the exercise of any outstanding right of any person to exchange his, her or its equity interest in Axonics Europe, S.A.S. for shares of Preferred Stock of the Corporation).”

SECOND: That thereafter, the holders of the necessary number of shares of capital stock of the Corporation gave their written consent in favor of the foregoing amendments in accordance with the provisions of Section 228 of the Delaware General Corporation Law.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, Axonics Modulation Technologies, Inc. has caused this Certificate of Amendment to be signed this 29th day of March, 2018.

/s/ Raymond W. Cohen
Raymond W. Cohen, Chief Executive Officer